SEC Mail Processin(

MAY 2 7 2021

Washington, DC

UNITEDSTATES

~~~MMISSION

21004496

ɪT

PARI III

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| SEC FILE NUMBER |
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| 8-52909 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2020 (MM/DD/YY) AND ENDING March 31, 2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Donnelly Penman & Partners, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20902 Mack Avenue, Suite 200

(No. and Street)

| Grosse Pointe Woods | MI | 48236 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon A. Schuster (313) 393-3060

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – *if individual, state last, first, middle name*)

| 9501 W 171st Street H-103 | Tinley Park | IL | 60487 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*\*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PUBLIC
~~~

OATH OR AFFIRMATION

I, Sharon A. Schuster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donnelly Penman & Partners, Inc., as of March 31, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BONNIE SOMERVILLE
NOTARY PUBLIC, STATE OF MI
COUNTY OF MACOMB
MY COMMISSION EXPIRES Sep 17, 2021
ACTING IN COUNTY OF Wayne

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (n) Review Report of Independent Registered Public Accounting Firm.

X (o) Management Assertion Regarding Exemption from 17 CFR 240. 15C3-3.

DONNELLY PENMAN & PARTNERS, INC.

FINANCIAL STATEMENTS

Fiscal Year Ended March 31, 2021

DONNELLY PENMAN & PARTNERS, INC.

TABLE OF CONTENTS

* * * * * *

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Donnelly Penman & Partners, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Donnelly Penman & Partners, Inc. (the "Company") as of March 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Donnelly Penman & Partners, Inc. as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Donnelly Penman & Partners, Inc.'s auditor since 2019.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
May 14, 2021

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9501 W. 171st Street, H-103 | Tinley Park, IL 60487

DONNELLY PENMAN & PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2021

ASSETS

Current Assets:		
Cash and cash equivalents	$	866,449
Accounts receivable - trade		66,572
Accounts receivable - Employee Retention Credit (Note 9)		133,440
Accounts receivable - other		4,055
Security deposit		6,908
Prepaid expenses		77,608
Note receivable (Note 2)		9,625
Total Current Assets		1,164,657
Property and Equipment:		
Computer equipment		61,868
Furniture and fixtures		100,867
Leasehold improvements		15,000
Total		177,735
Less: Accumulated depreciation and amortization		107,361
Net Property and Equipment		70,374
Other Assets:		
Operating lease right-of-use, less accumulated amortization of $13,590 (Note 1 and 3)		164,956
Total Other Assets		164,956
Total Assets	$	1,399,987

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:		
Accounts payable	$	5,940
Paycheck Protection Program loan (Note 9)		323,776
Deferred revenue (Note 1 and 5)		40,831
Accrued expenses		11,517
Total Current Liabilities		382,064
Other Liabilities:		
Operating lease right-of-use (Note 1 and 3)		164,956
Total Liabilities		547,020
Shareholders' Equity:		
Common stock, no par value, 60,000 shares authorized; 11,623 shares issued and outstanding		210,070
Additional paid-in capital		11,993
Retained earnings		630,904
Total Shareholders' Equity		852,967
Total Liabilities and Shareholders' Equity	$	1,399,987

The accompanying notes are an integral part of these financial statements.

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Donnelly Penman & Partners, Inc. (the "Company") is a closely-held corporation located in Grosse Pointe Woods, Michigan. The Company provides investment banking and financial and investment advisory services to both public and private companies. Services are organized into industry groups, with particular emphasis in manufacturing, financial services, distribution, service and retail. Investment banking services generated all the Company's revenue in fiscal year 2021.

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP").

Concentration of Credit Risk

The Company deposits cash primarily with a major bank within the United States of America and at times throughout the year may maintain balances that exceeds federally insured limits of $250,000 per depositor, per insured bank. The Company also maintains an account with a credit union, which is federally insured up to $250,000, per depositor, per insured credit union. Uninsured deposits totaled approximately $390,000 at March 31, 2021. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any unusual credit risk on cash or cash equivalents.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting year. Accordingly, actual results could differ from those estimates.

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts Receivable - Trade

The Company extends credit to its customers in the form of accounts receivable in the ordinary course of business and generally requires no collateral. Trade accounts receivable are stated at the amount the Company expects to collect from outstanding balances. The Company provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on management's assessment of the current status of individual accounts. Balances that are still outstanding after the Company has attempted reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management did not consider an allowance necessary at March 31, 2021.

Property and Equipment, Depreciation and Amortization

Property and equipment are recorded at cost. Depreciation and amortization are expensed over the estimated useful lives of the related assets, using the straight-line method. Expenditures for maintenance and repairs are expensed as incurred. Management reviews these assets for impairment when circumstances or events indicate that the carrying value may not be recoverable.

The Company uses the following estimated useful lives for assets placed in service:

Description	Asset Lives
Computer equipment	3 - 5 years
Furniture and fixtures	5 - 7 years
Leasehold improvements	Lesser of lease term or estimated life

Adoption of ASC Topic 842, Leases

On January 1, 2019, the Company adopted the requirements of Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) issued by the Financial Accounting Standards Board ("FASB"). The core principle of this standard is that lessees should recognize assets and liabilities arising from all leases with a term of 12 months or more. The objective of this ASU is to increase transparency and comparability between organizations that enter into lease agreements. The key differences of the new standard for operating leases from the previous guidance (Topic 840) are the recognition of a right-of-use (ROU) asset and lease liability on the balance sheet. The standard requires disclosures to meet the objective of enabling users of the financial statements to assess the amount and timing of lease expenses.

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities. ROU assets represent the Company's right to use leased assets over the term of the lease. Lease liabilities represent the Company's contractual obligation to make payments over the lease term.

For operating leases, ROU assets and lease liabilities are recognized at the commencement date. The lease liability is measured at the present value of the lease payments over the lease term. The Company uses the rate implicit (discount rate) in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. Operating ROU assets are calculated as the present value of the remaining lease payments plus unamortized initial direct costs plus any prepayments less any accrued payments less any unamortized lease incentives received, and any impairment recognized. Lease expense is recognized on a straight-line basis over the lease term with a discount rate of 4%.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Revenue Recognition

Revenues from investment banking services primarily consist of fees generated in connection with merger and acquisition, capital raising and other financial advisory services. Fees are recognized when services have been rendered based on the terms of the signed contract with the customer or when the engagement is cancelled.

Effective January 1, 2018, the Company adopted ASU 2014-09, "Revenue From Contract With Customers (Topic 606). See Note 5 for further information.

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

The Company, with the consent of its shareholders, has elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code Section 1362, which provides that in lieu of corporate income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no provision or liability for federal income tax is reflected in these financial statements. The Company may also be liable for other state and local income taxes in jurisdictions where it has nexus.

Management has analyzed the Company's material tax positions and has determined that no material uncertain tax positions exist that require recognition or disclosure in the accompanying financial statements. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities.

Note 2 – NOTE RECEIVABLE

Note receivable consists of three shareholder loans in the amount of $9,625 at March 31, 2021 for the purchase of Company stock. The loan is uncollateralized, requires no monthly payments, has an interest rate of 3% per annum payable at maturity, and are due July 1, 2022.

Note 3 – LEASE COMMITMENTS

The Company has the following two operating leases at March 31, 2021:

	Right of Use Balance	Monthly Lease Payment		Remaining Lease Term
Office Lease	$ 160,736	$4,583	Year 1	3.00 years
		$4,750	Year 2	
		$4,917	Year 3	
Auto Lease	4,220	$ 535		0.69 years
	$ 164,956			

Fiscal Year Ending March 31	Commitments
2022	$ 59,283
2023	57,000
2024	59,000
	$ 175,283
Imputed Interest	(10,327)
Lease Liability	$ 164,956

PUBLIC

Note 4 - COMMON STOCK

The Company redeemed 930 shares of common stock from the resignation of two non-majority shareholder and the redistribution amongst two majority shareholders for approximately $41,000. The Company immediately sold all the shares to two existing non-majority shareholders and two new shareholders for the same amount. The Company and its shareholders are party to a Shareholder Agreement (the "Agreement") dated September 1, 2016. Under the Agreement, the Company will purchase a shareholder's common stock at termination of employment of the shareholder. The purchase price will vary based on the reason for termination and will range between 50% and 100% of Book Value, as defined in the Agreement. The purchase price may also be reduced for the shareholder's portion of contractual liabilities, as defined in the Agreement, existing at the time of termination. The Company also has the option to reallocate shares annually based on the discretion of the Company's Executive Committee. The purchase price for these shares will be at 100% of Book Value.

Note 5 – REVENUE

The Company earns all of its revenue from investment banking service contracts (engagements) with customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine performance obligations and whether performance obligations are satisfied at a point in time or over time.

The Company's investment banking engagements typically provide for a) a non-refundable up-front fee (amortized over the average six month life of an engagement); b) non-refundable monthly/quarterly fees (recognized monthly/quarterly for services performed); c) a success fee (recognized in the month a transaction successfully closes); d) consulting fees (recognized in the month that services are performed); and e) commissions (recognized upon the sale of securities offered when the Company acts as an agent). Should an engagement get cancelled, any unrecognized up-front fee is immediately recognized as income. Unrecognized up-front fees are recorded as deferred revenue. The balance at March 31, 2021 is $40,831.

Note 5 – REVENUE (cont.)

The following table presents revenue by major source:

		Total
Mergers and acquisitions		
Success fees	$	552,815
Non-refundable monthly/quarterly fees		523,750
Other consulting fees		240,000
Non-refundable up-front fees		129,582
Total mergers and acquisitions revenue		1,446,147
Capital raising - commissions		320,200
Other financial advisory services - consulting fees		145,537
Reimbursable expenses		12,203
Total revenue from contract with customer	$	1,924,087

Customer Concentrations

The Company had three customers that represented approximately 53% of total revenues for the fiscal year ending March 31, 2021.

Note 6 - QUALIFIED RETIREMENT PLANS

The Company sponsors a profit-sharing plan (the "Plan") with a safe-harbor provision for all employees who have attained the age of twenty-one and completed one year of service. Each year the Company may make a profit-sharing contribution to the Plan at the discretion of the Board of Directors. Contributions approved by the Board of Directors for calendar year 2020 totaled approximately $52,000, which are included in compensation and benefits in the Statement of Operations.

Note 7 - REGULATORY REQUIREMENTS

The Company is subject to a minimum net capital rule under the Securities and Exchange Act of 1934, Rule 15c3-1 (the Rule), and computes its net capital under the alternative method permitted by the Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 6-2/3% of aggregate indebtedness or a minimum amount that is based on the type of business conducted by the Company. Total required net capital under the Rule is $5,000 at March 31, 2021. At March 31, 2021 net capital under the Rule was $625,520, which was $620,520 in excess of its minimum dollar amount requirement. The net capital ratio was .09 at March 31, 2021.

Note 8 - REGULATORY COMPLIANCE

The Company is a member of the Financial Industry Regulatory Authority (FINRA), the largest independent regulator for all securities firms doing business in the United States. As such, the Company is required to comply with various regulations set forth by FINRA, and from time to time is subject to FINRA examination to ensure compliance with current regulations. Any noncompliance with such rules and regulations may subject the Company to disciplinary actions, including, but not limited to, fines, suspension or possible loss of membership. Accordingly, any noncompliance could result in actions by FINRA that have a materially adverse impact on the Company's financial position, results of operations or cash flows.

Note 9 - SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated, for potential recognition or disclosure, significant events or transactions that occurred during the period subsequent to March 31, 2021, the most recent statement of financial condition presented herein, through May 14, 2021, the date the financial statements were issued. Other than as noted below, there were no such significant events or transactions identified.

COVID-19 DISCLOSURE

Under the Coronavirus Aid, Relief, and Economic Security (CARES) Act that was approved by Congress and signed by the President into law on March 27, 2020, the Company received their first Paycheck Protection Program (PPP) loan in the amount of $323,700. This loan was forgiven by the Small Business Administration (SBA) and recorded as grant revenue for the fiscal year ending March 31, 2021.

Under the Consolidated Appropriations Act (CAA) of 2021 that was approved by Congress on December 27, 2020, the Company received their second PPP loan in the amount of $323,776. The funds were deposited into the Company's bank account on January 21, 2021. Under terms of the loan, part or all the loan may be forgiven if the proceeds are used for qualifying expenses paid during the covered period. Any unforgiven portion is payable over two years and bears interest at a rate of 1.0% per annum, payable monthly, with a deferral of payments for the first six months. The loan may be prepaid at any time prior to maturity with no prepayment penalties. It is anticipated that the full amount of this loan will be forgiven.

The CAA also gave PPP borrowers access to the Employee Retention Credit (ERC) established under the CARES Act. Due to the Company's revenue decline from 2019, the Company qualified for the maximum credit for both calendar year 2020 and the first quarter of 2021. For fiscal year March 31, 2021, compensation and benefit expenses

have been reduced by $150,000 for total eligible ERC and at March 31, 2021 a receivable in the amount of $133,440 has been recorded for ERC refunds not yet received.

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